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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~43075~~

8-43485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December31,2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chapin Davis, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Village Square, Suite 200
(No. and Street)

Baltimore,	Maryland	21210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Smith 410-435-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smyth & Ward, P.A.
(Name – *if individual, state last, first, middle name*)

Executive Plaza III, Suite LL5, Hunt Valley, MD 21031
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Bruce Alderman, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chapin Davis, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAPIN DAVIS, INC.

INDEX

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditor's Report

Board of Directors
Chapin Davis, Inc.

We have audited the accompanying statement of financial condition of Chapin Davis, Inc. as of December 31, 2008 and related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chapin Davis, Inc. as of December 31, 2008 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smyth & Ward P.A.

Hunt Valley, Maryland
February 3, 2009

CHAPIN DAVIS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS	
CURRENT ASSETS:	
Cash	$ 488,793
Securities owned:	
Marketable, at market value	354,996
Not readily marketable, at estimated fair value	1,000
Deposits with clearing organization	100,183
Receivable from clearing organization	228,677
Receivable from employees	48,904
Prepaid expenses	53,036
Income tax refunds receivable	105,361
TOTAL CURRENT ASSETS	1,380,950
EQUIPMENT AND FURNITURE, at cost less accumulated deprecation of $167,886	14,769
TOTAL ASSETS	$1,395,719
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable and accrued expenses	177,730
TOTAL CURRENT LIABILITIES	177,730
STOCKHOLDERS' EQUITY:	
Common stock, $.10 par value: 200,000 shares authorized; 32,700 shares outstanding	3,270
Paid in capital	103,521
Retained earnings	1,111,198
TOTAL STOCKHOLDERS' EQUITY	1,217,989
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,395,719

The accompanying notes are an integral part of these financial statements.

CHAPIN DAVIS, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2008

Revenues:	
Commission	$2,356,291
Principal transactions	464,210
Interest	216,870
Investment advisory fees	635,325
Other	291,025
Total revenues	3,963,721
Expenses:	
Compensation and benefits	3,169,498
Floor brokerage and clearing fees	184,047
Communications	35,047
Occupancy and equipment rental	354,406
Other	322,946
Total expenses	4,065,944
Loss before income taxes	(102,223)
Income tax benefit	34,347
Net loss	($ 67,876)

The accompanying notes are an integral part of these financial statements.

CHAPIN DAVIS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the year ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance January 1, 2008	$ 3,330	$ 89,281	$1,215,092	$1,307,703
Net income (loss)			(67,876)	(67,876)
Issuance of Common Stock - $34.55 per share	50	17,225	--	17,275
Redemption of Common Stock - $37.32 per share	(40)	(1,109)	(13,779)	(14,928)
Redemption of Common Stock - $34.55 per share	(70)	(1,876)	(22,239)	(24,185)
Balance December 31, 2008	$ 3,270	$ 103,521	$1,111,198	$1,217,989

The accompanying notes are an integral part of these financial statements.

CHAPIN DAVIS, INC.
STATEMENT OF CASH FLOWS
for the year ended December 31, 2008

Cash flows from operating activities:	
Net loss	($ 67,876)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	1,641
(Increase) decrease in operating assets:	
Deposits with clearing organization	4,023)
Receivable from clearing organization	(42,305)
Receivable from employees	26,042)
Income tax refunds receivable	(95,298)
Securities owned, net	779,947
Prepaid Expenses	24,909
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(22,488)
Payable to clearing organization	(106,547)
Net cash provided by operating activities	502,048
Cash flows from investing activities:	
Purchase of office equipment	(16,410)
Net cash used in investing activities	(16,410)
Cash flows from financing activities:	
Issuance of common stock	17,275
Redemption of common stock	(39,113)
Net cash used in financing activities	(21,838)
Net increase in cash	463,800
Cash at January 1, 2008	24,993
Cash at December 31, 2008	$ 488,793
Supplemental cash flow disclosures:	
Cash payments for:	
Interest payments	$ 269
Income tax payments	$ 60,951

The accompanying notes are an integral part of these financial statements.

CHAPIN DAVIS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

1. Operations of the Company:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in Maryland using the name Patapsco Securities, Inc. on December 12, 1990. On March 22, 1991, the Company acquired the operation of Chapin Davis & Co., via an Asset Purchase Agreement. The Company changed its name from Patapsco Securities, Inc. to Chapin Davis, Inc. in 2008.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including principal transactions, agency transactions and investment advisory.

The Company forwards all securities transactions to First Clearing, LLC, which carries and clears such transactions for the Company on a fully disclosed basis.

The Statement of Financial Condition was prepared in accordance with generally accepted accounting principles which require Management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies:

A. Security Transactions

Commission revenue and expenses are recorded on a settlement date basis which does not differ materially from a trade date basis.

B. Investment Advisory Income

Investment advisory fees are received quarterly and recognized when received.

C. Office Equipment

Office equipment is recorded at cost - $182,655, net of accumulated depreciation of $167,886 at December 31, 2008. Depreciation of office equipment is determined by use of an accelerated method over the estimated useful life of the asset.

D. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as cash in checking and savings accounts. It does not include money market investments or security deposits held as cash.

E. Employee Benefits

Compensated absences are generally taken as earned and do not represent a material amount. Accordingly, the Company has not accrued compensated absences.

F. Related Party - Commissions Earned

Commissions earned by the Company from Chapin Davis Insurance, Inc. (formally Allegheny Insurance) for 2008 totaled $250,000. This amount represents commissions earned on insurance products sold through Chapin Davis Insurance, Inc. a wholly owned subsidiary.

G. Allowance for Bad Debts

The Company uses the Direct Write-off Method for bad debts. Receivables are charged against income when management determines them to be uncollectible. Potential uncollectible receivables at year end are considered immaterial and therefore, no allowance for doubtful accounts has been established.

H. Advertising

Advertising costs for 2008 were $52,509. These costs are expensed as incurred.

3. Securities Owned

Marketable securities owned consist of trading and investment securities at quoted market values, as illustrated below. These securities are available for sale. The Company does not own any securities it plans to hold until maturity.

	Owned
Money market investments	$ 211,756
Corporate stocks	115,348
Federal and State Government obligations	79,893
Corporate debt obligations	48,182
Total	$ 455,179
Less: Securities held as deposits with Clearing organization	(100,184)
Total marketable securities held for resale	$ 354,995

The Company owns 100% of the outstanding shares of Chapin Davis Insurance, Inc. which sells insurance products. The Company continues to record the investment at cost, $1,000, which is the estimated fair market value. Income received by Chapin Davis Insurance, Inc. is paid to the Company.

4. Pension Plan

The Company has a 401(K) savings-profit sharing plan. Each participating employee may be permitted to contribute a portion of his compensation to the Plan. Within Plan limits, the Company may contribute on behalf of each eligible participant a matching percentage of the participant's contribution. In addition, the Company may make annual contributions on a discretionary basis. The Company funded $7,500 to the Plan for the year ended December 31, 2008, which were matching contributions.

5. Income Taxes

The Company files a consolidated income tax return with its wholly owned subsidiary Chapin Davis Insurance, Inc. which has a minimal amount of net income.

The income tax benefit is composed of the following current provision - Federal $27,791 and State $6,556, respectively.

The Company recognized no penalties or interest during the year associated with its tax portions.

6. Lease Commitments

The Company leases its offices under a noncancelable operating lease expiring in 2013. At December 31, 2008, the aggregate future minimum commitment under the lease is as follows:

Year ended December 31:	
2009	$142,000
2010	138,000
2011	143,000
2012	149,000
2013	156,000
TOTAL	$728,000

7. Credit Risk

In the normal course of business, the Company's securities activities through its correspondent broker involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, bank depositories or clearing organizations are unable to fulfill contractual obligations.

7. Credit Risk - continued

In accordance with industry practice, the Company records securities transactions executed on behalf of its customers on settlement date which is generally three business days after trade date. The risk of loss on the trade date transactions is identical to the risk inherent in settlement date transactions and relates to the customer's or broker's and dealer's inability to meet the terms of their contracts.

The Company does not have any significant concentration in the value of business with a particular customer, group of customer or product.

The Company has concentrated its credit risk by maintaining deposits in Bank of America and First Clearing, LLC. The deposits in Bank of America may at times exceed amounts covered by the insurance provided by the U .S. Federal Deposit Insurance Company (FDIC). The deposits in First Clearing, LLC may at times exceed amounts covered by insurance provided by the Securities Investment Protection Corporation (SIPC).

The Company has not experienced a loss in such accounts and believes it is not exposed by an significant credit risk to cash.

8. Stock Options

As of December 31, 2008, there is a nonstatutory stock option agreement with a key employee which allows the employee to purchase 5,000 shares at $12.18 per share. This option expires in March, 2009.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires that "aggregate indebtedness" shall not exceed 15 times "net capital" as these terms are defined by the Rule.

As of December 31, 2008, the Company's net capital was $949,874 which exceeded the capital requirements of $100,000 by $849,874 and its net capital ratio was 0.19 to 1.

Schedule I

CHAPIN DAVIS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
as of December 31, 2008

NET CAPITAL	
Total stockholders' equity	$1,217,989
Deduct:	
Stockholders' equity not allowable for net capital	----
Total stockholders' equity qualified for net capital	1,217,989
Deductions and/or charges:	
Total non-allowable assets	223,070
Net capital before haircuts on securities positions	$ 994,919

Continued

Schedule I (continued)

CHAPIN DAVIS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
as of December 31, 2008

Haircuts on Securities	
Trading and investment securities:	
U.S. and State Government Obligations	4,526
Corporate obligations	6,466
Stocks and warrants	29,818
Other securities	4,235
Undue concentration	--
	45,045
Net Capital	$ 949,874

Continued

Schedule I (continued)

CHAPIN DAVIS
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 177,730
Total aggregate indebtedness	$ 177,730

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 100,000
Excess net capital	$ 849,874
Excess net capital at 1000%	$ 932,101
Ratio: Aggregate indebtedness to net capital	0.19 to 1

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

We conclude that there are no material differences between this computation of net capital pursuant of Rule 15c3-1 and the corresponding computation prepared by Chapin Davis, Inc. and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

Schedule II

CHAPIN DAVIS, INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008

There were no material differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited FOCUS Report filed as of December 31, 2008.

Schedule III

CHAPIN DAVIS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

Schedule IV

CHAPIN DAVIS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2008

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Chapin Davis, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Chapin Davis, Inc. (the Company), for the year ended December 31, 2008, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1)of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practice and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smyth L Ward P.A.

Hunt Valley, Maryland
February 3, 2009

CHAPIN DAVIS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

(Pursuant to Rule 17a-5 of the Securities
and Exchange Commission)

for the year ended December 31, 2008